16002000

RECEIVED

2016 MAR 28 PM 2:34

Public Amend

JG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

MAR 25 2016

Washington DC
400

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 66783

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Account Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Country View Rd, Suite 130
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Smallwood 610-725-6035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGuigan, Tombs, & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2399 Highway 34 Bldg D (Address) Manasquan (City) NJ (State) 08736 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RW

OATH OR AFFIRMATION

I, Evan Smallwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Account Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BOTNARU STELLA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BO6314488
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES NOV 10, 2018

Stella Botnaru
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ ~~(c) Statement of Income (Loss).~~
- ☑ ~~(d) Statement of Changes in Financial Condition.~~
- ☑ ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' C~~apital.
- ☑ ~~(f) Statement of Changes in Liabilities Subordinated to Claims of Credi~~tors.
- ☑ ~~(g) Computation of Net Capital.~~
- ☑ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☑ ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC
(A Wholly Owned Subsidiary of
Clearbrook Global Advisors, LLC)

Statement of Financial Condition
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Managed Account Services, LLC

We have audited the accompanying statement of financial condition of Managed Account Services, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Managed Account Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Managed Account Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and IV (the Supplemental information) included on pages 10 through 13, has been subjected to audit procedures performed in conjunction with the audit of Managed Account Services, LLC's financial statements. The supplemental information is the responsibility of Managed Account Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the supplemental information included on pages 10 through 13 are fairly stated, in all material respects, in relation to the financial statements as a whole.

McGuigan Tombs & Co, PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2016
Manasquan, New Jersey

Managed Account Services, LLC

Statement of Financial Condition
December 31, 2015
(in thousands)

Assets		
Cash	$	5
Deposits with clearing broker and others		248
Receivables from customer		298
Prepaid expenses		22
Equipment, at cost (less accumulated depreciation of $40)		1
Other assets		3
Total assets	$	577
Liabilities and Member's Equity		
Liabilities		
Payable to clearing broker	$	128
Accounts payable and accrued expenses		26
Due to parent and affiliates		-
Total liabilities		154
Member's Equity		423
Total liabilities and member's equity	$	577

See Notes to Financial Statements.

Note 1. Organization and Summary of Significant Accounting Policies

Organization: Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Global Advisors, LLC (the "Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with First Clearing, LLC (the "Clearing Broker"), and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting polices is as follows:

Revenue Recognition: Commissions revenue is recognized on the trade date of the underlying securities transactions. Transaction fee income is recognized when the services are delivered to the clients and are accounted for on an accrual basis. Other subscriber services income is ancillary income earned on a monthly basis to service, or execute transactions in, investor accounts.

Fair Value of Financial Instruments: The estimated fair values of the Company's short-term financial instruments, including cash, receivables, and accounts payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization.

Depreciation: Equipment is depreciated using the straight-line method over the useful lives of the assets.

Income Taxes: The Company, with the consent of its Parent, elected to be taxed under sections of Federal and State tax law, which provides that, in lieu of corporation income taxes, the Company's taxable income or loss is allocated to and included in the tax return of the individual member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Guarantees: In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to its Clearing Brokers for these customer accounts at December 31, 2015.

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Receivables from Customer: Receivables from customer are uncollateralized customer obligations due under normal trade terms.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606),* requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

Note 2. Transactions with Customers and Clearing Broker

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

At December 31, 2015, the Company has a liability of $128 to the Clearing Broker. The Company maintains a $50 clearing deposit with the Clearing Broker.

Note 3. Equipment

	2015
Computers and printers	$ 37
Office equipment	4
	41
Less accumulated depreciation	(40)
Equipment, net	$ 1

(in thousands)

Note 4. Commitments and Contingencies

The Parent is committed to pay rent for office space under a non-cancelable lease through September 2017 with annual rental payments subject to 3% escalation. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 5). Rent expense, which is included in occupancy and equipment expense on the statement of income, allocated to the Company was $11 for the year ended December 31, 2015.

Note 5. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and office space and other shared services. During 2015, the Parent allocated $259 of various expenses including the aforementioned $11 of rent for office space (see Note 4) to the Company pursuant to the Expense Sharing Agreement. These expenses are included in multiple line items in the statement of income. The Parent also received a member distribution of $200 in 2015 and re-invested $42 back into The Company.

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis. In 2014, $4 was allocated to and expensed by the Company related to this plan, and is included within personnel costs in the statement of income.

The Company also has transactions with affiliates of the Parent. These affiliates are wholly owned subsidiaries of the Parent.

Clearbrook Investment Consulting, LLC ("CIC") is charged a fee for its customers who hold assets with the Company through its Clearing Broker. Fee income earned by the Company from CIC was approximately $51 for the year ended December 31, 2015. There were no amounts due from CIC at December 31, 2014. CbF Advisors, LLC ("CbFA") has a revenue sharing arrangement with the Company as both companies use the same fee generation platform to generate fee income and commingling of customers are generating fee revenue for both companies. As a result, each company receives 15% of the monthly fee income generated by the other company. Fee income earned by the Company from CbFA was approximately $27 for the year ended December 31, 2015. Fees incurred by the Company to CbFA were approximately $3 for the year ended December 31, 2015. At December 31, 2015, there were no amounts due to/from CbFA.

(in thousands)

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains cash balances at a Clearing Broker which, at various times during the year, exceeded the threshold for insurance coverage provided by the Securities Investor Protection Corporation ("SIPC"). The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be a high credit quality financial institution and clearing agent.

The Company has been advised that the Clearing Broker maintains additional insurance coverage provided through London Underwriters, led by Lexington Co (an AIG Company), whereby aggregate losses are subject to a coverage limit of $1 billion and individual client losses of $1.9 million.

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

During 2015, approximately 83% of revenues were derived from one unrelated third party customer and approximately 10% of revenues were derived from CIC, a related party. For the year ended December 31, 2015, $482 of revenue were as a result of these two relationships.

Note 7. Net Capital Requirements

As a registered broker and dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2015, the Company had net capital of $99, which was $49 in excess of the required net capital of $50. The Company's aggregate indebtedness at December 31, 2015 was $154, and its aggregate indebtedness to net capital ratio was 1.56 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. For the year ended December 31, 2015, the Company was in compliance with all such requirements.

Note 8. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2015 and through the date the financial statements were issued for potential recognition or disclosure in the financial statements.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Managed Account Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Managed Account Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Managed Account Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and Managed Account Services, LLC stated that Managed Account Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Managed Account Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Managed Account Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2016
Manasquan, New Jersey

MANAGED ACCOUNT SERVICES LLC

2015 SEC Rule 15c3-3 Exemption Report

Managed Account Services, LLC ("MAS") is a SEC registered, FINRA/SIPC member broker-dealer that operates pursuant to the following exemption from SEC Rule 15c3-3, as set forth below:

> 240.15c3-3(k)2(ii): Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

I reviewed certain documents to confirm MAS' continued reliance upon the above-referenced exemption. In particular, I reviewed MAS' error accounts and bank accounts for 2015 as well as sampled customer funds and securities transferred[1] to our clearing firm. Furthermore, all account statements clearly identify MAS' clearing firm on a fully disclosed basis.

As a result of my review, I did not identify any instance wherein MAS did not comply with the requirements of this exemption.

As a result, I hereby affirm that MAS has met the exemptive provisions of Rule 240.15c3-3(k)2(ii) for fiscal year 2015.

Signed ____________________ Date: 2/23/16

ALAN GILMORE, CCO & FinOP

[1] This is part of the annual branch office inspection review as required by FINRA Rule 3010(c).